February 26, 2018

Via EDGAR

Mr. Amit Pande, Accounting Branch Chief

Mr. William Schroeder, Staff Accountant

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re: Everi Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Response Dated January 10, 2018

File No. 001-32622

Dear Mr. Pande:

Everi Holdings Inc. (the “Company”, “we”, “our”, “us”) hereby responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the correspondence dated February 9, 2018. This letter supplements the Company’s prior response dated January 11, 2018.

This letter sets forth each comment of the Staff and, following each remark, articulates the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, page 91

Staff Comment:

1.

We note your response to comment three. Please provide the following regarding your impairment testing of other intangible assets, including those related to customer relationships and developed technology and software.

a.	A description of the methods and key assumptions used to determine the expected undiscounted cash flows and how the key assumptions were determined;
b.	A discussion of the degree of uncertainty associated with the key assumptions; and
c.	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Company Response:

The Company acknowledges the Staff’s additional comment and advises the Staff of the procedures employed in connection with analyzing its other intangible assets. The Company analyzed the cash flows of its other intangible assets on an undiscounted basis, per guidance, given that a triggering event may have occurred based on the results of the annual goodwill assessment during the past two years. In addition, the Company evaluated the remaining useful lives of its other intangible assets being amortized to determine whether events and circumstances warranted a revision to the remaining periods of amortization. The Company also reviewed the Step 2 results of the annual goodwill assessment to help determine whether the identified tangible and intangible assets may have been impaired based on the fair value approach utilized in the Step 2 analysis to calculate the residual fair value of goodwill. Based on the results of the aforementioned procedures, the Company determined that no impairment existed for its other intangible assets, including those related to trade names and trademarks, developed technology and software and customer relationships.

In accordance with Accounting Standards Codification (“ASC”) 360-10-35-21, we test our long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We determine whether such changes or events occur and analyze their affects by conducting: (a) an impairment assessment checklist completed by finance personnel; (b) an analysis of budget versus actual results comparisons; (c) an analysis of prior year period versus current period actual results comparisons; (d) an analysis of current year run-rate(s) versus current period actual results comparisons, where applicable; and (e) management inquiries. Furthermore, when the Company analyzes its historical results, it does so by focusing on the trailing twelve months of activities; and, when the Company prepares its forecasted financial information, it does so by incorporating business unit leader and executive management expectations as well as by analyzing existing trends in its margins. The Company generally prepares its projected financial information by assembling a one-year detailed budget and then by developing two additional years of forecasted information based on the results from the one-year detailed budget. The Company exercises judgment in its determinations and assumptions and also considers the timing of such events and circumstances to the extent they may occur. In addition, we maintain documentation to support our assertions and conclusions based on a review of long-lived assets on a quarterly and annual basis.

The Company further acknowledges the Staff’s additional comment and advises the Staff of the following:

a.	Description of methods and key assumptions, and how each were determined:

o	Trade Names and Trademarks:

In connection with an internal assessment of these other intangible assets, we estimated the cash flows, on an undiscounted basis, per the guidance set forth in ASC 360-10-35-17, supported by historical results and current projections, and compared the cash flows to the carrying amounts of these other intangible assets, for which the Company confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts.

In connection with an evaluation of the remaining useful lives of these other intangible assets in accordance with ASC 350-30-35-3, the Company analyzed pertinent factors with respect to these other intangible assets, including, but not limited to: (i) the expected use of these assets based on management’s expectations of leveraging the tradenames and trademarks in connection with the acquisition of the Games business; (ii) the relatively stable pattern of the installed base of gaming units in the marketplace, which were approximately 13,000 machines in both 2016 and 2015; (iii) growing casino operator and consumer sentiment since the acquisition of the Games business based on increased game sales and positive feedback from our annual Global Gaming Exposition tradeshow each year; (iv) reasonableness of expected time horizons compared to annual goodwill impairment assumptions; (v) period of expected cash flows, which were determined to be approximately six to seven years for 2016 and 2015, respectively; (vi) generally positive trends in the gaming industry evidenced by increased gaming revenues in the United States of approximately 1% in both 2016 and 2015; and (vii) management inquiries to gauge the expectation of impacting initiatives, such as rebranding. Based on an analysis of pertinent factors, coupled with the fact that there were no triggering events that warranted a revision to the remaining periods of amortization as per the guidance set forth in ASC 350-30-35-9, the Company determined that no change was to be made to the remaining useful lives of these other intangible assets.

In connection with Step 2 of the annual goodwill assessment, the fair values of these other intangible assets were calculated using the income approach based upon the relief from royalty methodology, which assumes that these other intangible assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. Application of this approach requires selection of appropriate royalty rates expressed as a percentage of revenue. In deriving the appropriate royalty rates, the following were considered: (i) the original purchase price allocation royalty rates; (ii) any updated royalty rates used in more recent projections; (iii) an analysis of the earnings before interest, taxes, depreciation and amortization (“EBITDA”) profit margin; and (iv) internal discussions with senior management, including the chief operating decision makers and segment leadership. Based on the assessment of the qualitative and quantitative factors of these other intangible assets, royalty rates were estimated between 1% and 3%. Projected future revenue was generated from the use of these other intangible assets and the after-tax royalties were calculated and discounted to their present values at a risk-adjusted rate of 10%. Based on the relief from royalty method, the fair values of these other intangible assets were derived, which were included in the determination of the residual fair value of goodwill analysis. On a supplementary basis, the Company analyzed and confirmed that the fair values assigned to these other intangible assets exceeded their carrying amounts to further support its determination that no impairment existed for these other intangible assets.

o	Developed Technology and Software:

In connection with an internal assessment of these other intangible assets, we estimated the cash flows, on an undiscounted basis, per the guidance set forth in ASC 360-10-35-17, supported by historical results and current projections, and compared the cash flows to the carrying amounts of these other intangible assets, for which the Company confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts.

In connection with an evaluation of the remaining useful lives of these other intangible assets in accordance with ASC 350-30-35-3, the Company analyzed pertinent factors with respect to these other intangible assets, including, but not limited to: (i) the expected use of these assets based on management’s expectations of leveraging the developed technology and software in connection with the acquisition of the Games business; (ii) the relatively stable pattern of the installed base of gaming units in the marketplace, which were approximately 13,000 machines in 2016 and 2015; (iii) casino operator and consumer sentiment since the acquisition of the Games business based on increased game sales and positive feedback from our annual Global Gaming Exposition tradeshow each year; (iv) reasonableness of expected time horizons compared to annual goodwill impairment assumptions; (v) period of expected cash flows, which were determined to be approximately nine to ten years for 2016 and 2015; (vi) generally positive trends in the gaming industry evidenced by increased gaming revenues in the United States of approximately 1% in both 2016 and 2015; (vii) management inquiries; and (viii) analyses of the life cycles of the Developed Technology to ascertain obsolescence periods that approximately ranged from four to ten years in 2016 and 2015. Based on an analysis of pertinent factors, coupled with the fact that there were no triggering events that warranted a revision to the remaining periods of amortization as per the guidance set forth in ASC 350-30-35-9, the Company determined that no change was to be made to the remaining useful lives of these other intangible assets.

In connection with Step 2 of the annual goodwill assessment, the fair values of these other intangible assets were calculated using the income approach based upon the relief from royalty methodology, which assumes that these other intangible assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. Application of this approach requires selection of appropriate royalty rates expressed as a percentage of revenue. In deriving the appropriate royalty rates, the following were considered: (i) the original purchase price allocation royalty rates; (ii) any updated royalty rates used in more recent projections; (iii) an analysis of the earnings before interest, taxes, depreciation and amortization (“EBITDA”) profit margin; and (iv) internal discussions with senior management, including the chief operating decision makers and segment leadership. Based on the assessment of the qualitative and quantitative factors of these other intangible assets, royalty rates were estimated using a blended rate of 23% and allocated to the various components based on their relative importance. Projected future revenue was generated from the use of these other intangible assets and the after-tax royalties were calculated and discounted to their present values at a risk-adjusted rate of 9%. Based on the relief from royalty method, the fair value of these other intangible assets were derived, which were included in the determination of the residual fair value of goodwill analysis. On a supplementary basis, the Company analyzed and confirmed that the fair values assigned to these other intangible assets exceeded their carrying amounts to further support its determination that no impairment existed for these other intangible assets.

With respect to Software, the balance is comprised of actively utilized computer applications in connection with the Company’s Enterprise Resource Planning system, Microsoft licenses and data center programs, all of which, in the aggregate, are not material to the overall balance of the asset class.

o	Customer Relationships:

In connection with an internal assessment of these other intangible assets, we estimated the cash flows, on an undiscounted basis, per the guidance set forth in ASC 360-10-35-17, supported by historical results and current projections, and compared the cash flows to the carrying amounts of these other intangible assets, for which the Company confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts.

In connection with an evaluation of the remaining useful lives of these other intangible assets in accordance with ASC 350-30-35-3, the Company analyzed pertinent factors with respect to these other intangible assets, including, but not limited to: (i) the expected use of these assets based on management’s expectations of leveraging the customer relationships in connection with the acquisition of the Games business; (ii) core market relationships; (iii) growth market opportunities in both Class II and III gaming establishments; (iv) reasonableness of expected time horizons compared to annual goodwill impairment assumptions; (v) period of expected cash flows, which were determined to be at a minimum of nine years for 2016 and 2015; (vi) generally positive trends in the gaming industry evidenced by increased gaming revenues in the United States of approximately 1% in both 2016 and 2015; and (vii) management inquiries to gauge the expectation of attrition rates. Based on an analysis of pertinent factors, coupled with the fact that there were no triggering events that warranted a revision to the remaining periods of amortization as per the guidance set forth in ASC 350-30-35-9, the Company determined that no change was to be made to the remaining useful lives of these other intangible assets.

In connection with Step 2 of the annual goodwill assessment, the fair values of these other intangible assets were calculated using the income approach based upon the excess earnings methodology, which assumes that these ongoing relationships were maintained based on an expectation of future business. Application of this approach requires a comparison of cash flow projections to contributory asset charges to derive the excess earnings results for each asset group. In deriving the appropriate growth rates and attrition factors for each asset group, consideration was given to the original purchase price allocation rates and factors, any updated growth rates and attrition factors for each asset group, an analysis of the EBITDA profit margin and internal discussions with senior management, including the chief operating decision makers and segment leadership. Projected future revenue attributable to these other intangible assets was based on the most recent quarter run-rates with a 3% organic growth rate and annual attrition factor of 5% for game sales and gaming operations. Given the inherent differences in purchasing patterns between these revenue streams, a 30% attrition factor was applied to the game sales revenue in the initial projection year. The respective after-tax cash flows attributable to these other intangible assets were calculated and discounted to their present values at a risk-adjusted rate of 9%. Based on the excess earnings method, the fair values of these other intangible assets were derived, which were included in the determination of the residual fair value of goodwill analyses. On a supplementary basis, the Company analyzed and confirmed that the fair values assigned to these other intangible assets exceeded their carrying amounts to further support its determination that no impairment existed for these other intangible assets.

b.	Discussion of degree of uncertainty associated with key assumptions:

There is a degree of inherent uncertainty associated with key assumptions that support cash flow projections. In order to mitigate exposure to outlying assumptions that could potentially skew the results, we: (i) analyze historical results both on year-over-year and budget versus actual bases; (ii) review prior assumptions in connection with the acquisition of the Games business, which was fairly recent; (iii) conduct sensitivity analyses to ascertain the elasticity at which reductions in revenues would result in impairment concerns; and (iv) interview key management personnel. If macro-economic, micro-economic and company-specific factors were to change such that adverse conditions existed that would cause us to reduce our financial outlook, we would attempt to adjust our assumptions accordingly to the extent possible based on available information.

To provide additional perspective from a quantitative standpoint, the Company advises the Staff of the following results for the past two years:

o	Trade Names and Trademarks:

With respect to these other intangible assets, the Company analyzed the excess sum of the undiscounted cash flows over the carrying amounts, which were significant at approximately 248% and 219% for 2016 and 2015, respectively. In addition, sensitivity analyses were performed on the elasticity of revenues to determine the point at which no excess cushion would be generated in connection with the asset recoverability test. More specifically, revenues related to these other intangible assets, on a blended basis, would have to be reduced by approximately 81% and 80% for 2016 and 2015, respectively, to generate no excess cushion when comparing the sum of the undiscounted cash flows to the carrying amounts for these other intangible assets.

o	Developed Technology and Software:

With respect to these other intangible assets, the Company analyzed the excess sum of the undiscounted cash flows over the carrying amounts, which were significant at approximately 149% and 116% for 2016 and 2015, respectively. In addition, sensitivity analyses were performed on the elasticity of revenues to determine the point at which no excess cushion would be generated in connection with the asset recoverability test. More specifically, revenues related to these other intangible assets, on a blended basis, would have to be reduced by approximately 55% and 48% for 2016 and 2015, respectively, to generate no excess cushion when comparing the sum of the undiscounted cash flows to the carrying amounts for these other intangible assets.

o	Customer Relationships:

With respect to these other intangible assets, the Company analyzed the excess sum of the undiscounted cash flows over the carrying amounts, which were significant at approximately 296% and 279% for 2016 and 2015, respectively. In addition, sensitivity analyses were performed on the elasticity of revenues to determine the point at which no excess cushion would be generated in connection with the asset recoverability test. More specifically, revenues related to these other intangible assets, on a blended basis, would have to be reduced by approximately 21% and 22% for 2016 and 2015, respectively, to generate no excess cushion when comparing the sum of the undiscounted cash flows to the carrying amounts for these other intangible assets.

In reference to the degrees of uncertainty inherent in key assumptions and their impacts, the Company determined that no impairment existed for its other intangible assets, given the aforementioned results, coupled with the lower threshold of analysis using the sum of the undiscounted cash flows per generally accepted accounting principles.

c.

The Company contemplates potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions utilized in connection with its fair value related tests as well as its undiscounted cash flow projections. The basis for the assumptions and reasonableness of the projected results are generally formed by considering pertinent matters, including, but not limited to: (i) trends and overall growth in the gaming industry and expectations regarding customers’ preferences and demands for future gaming offerings; (ii) product development and innovation, including the release of new game features and additional game and system releases in the future; (iii) gaming regulatory approval(s); (iv) current competitive landscape and future competition; (v) goodwill impairment charges; (vi) potential outcomes and resolutions of material litigation matters; (vii) new customer contracts and contract renewals; (viii) future results of operations (including revenue, expenses, margins, earnings, cash flow and capital expenditures); (ix) current and future interest rates and interest expense; (x) covenant requirements and future capital structure changes; (xi) growth for the installed base and its daily win per unit and annual ship share; (xii) execution risk against stated guidance related to annual financial and operational metrics, including Adjusted EBITDA, unit sales, the installed base size and placements, daily win per unit, revenue and anticipated levels of capital expenditures, depreciation expense, amortization expense, cash interest expense, and income tax provision, including cash tax payments; (xiii) ability to generate profits in the future; (xiv) ability to execute on mergers, acquisitions and/or strategic alliances, including the ability to integrate and operate such acquisitions consistent with  forecasts; (xv) inaccuracies in underlying operating assumptions; (xvi) ability to replace revenue associated with terminated contracts; (xvii) margin degradation from contract renewals; (xviii) operational limitations; (xix) changes to tax laws; and (xx) technological obsolescence. These aforementioned factors are only intended to provide the Staff a sampling of occurrences that could reasonably be expected to negatively affect key assumptions and cash flow projections.

To provide additional perspective from a quantitative standpoint, the Company advises the Staff of the following results for the past two years:

o	Trade Names and Trademarks:

The Company contemplated the potential events and/or changes in facts and circumstances that could have reasonably been expected to negatively affect the key assumptions impacting the analyses of these other intangible assets by reviewing certain pertinent statistics, including, but not limited to: (i) market and ship share movements, for which the Company increased from low-to-mid single digits, since the acquisition of the games business in late 2014; (ii) the Company’s games business, for which revenue was consistent at over $213 million in both 2016 and 2015; (iii) the Company’s installed base of gaming units was stable at approximately 13,300 machines in both 2016 and 2015; (iv) the Company’s games business unit sales and average selling prices increased by approximately 6% and 8%, respectively, in 2016 as compared to 2015, and decreased by approximately 2% and 4%, respectively, in 2015 as compared to 2014; and (v) Adjusted EBITDA and related margin decreased by approximately 6% and 3%, respectively, in 2016 as compared to 2015. Given these results, coupled with volatile macro- and micro-economic factors, such as global stock market movements and gaming industry consolidation and growth trends over the past couple years, the Company performed the asset recoverability test and confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts for these other intangible assets in accordance with generally accepted accounting principles.

o	Developed Technology and Software:

The Company contemplated the potential events and/or changes in facts and circumstances that could have reasonably been expected to negatively affect the key assumptions impacting the analyses of these other intangible assets by reviewing certain pertinent statistics, including, but not limited to: (i) market and ship share movements, for which the Company increased from low-to-mid single digits, since the acquisition of the games business in late 2014; (ii) the Company’s games business, for which revenue was consistent at over $213 million in both 2016 and 2015; (iii) the Company’s installed base of gaming units was stable at approximately 13,300 machines in both 2016 and 2015; (iv) the Company’s games business unit sales and average selling prices increased by approximately 6% and 8%, respectively, in 2016 as compared to 2015, and decreased by approximately 2% and 4%, respectively, in 2015 as compared to 2014; and (v)

Adjusted EBITDA and related margin decreased by approximately 6% and 3%, respectively, in 2016 as compared to 2015. Given these results, coupled with volatile macro- and micro-economic factors, such as global stock market movements and gaming industry consolidation and growth trends over the past couple years, the Company performed the asset recoverability test and confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts for these other intangible assets in accordance with generally accepted accounting principles.

o	Customer Relationships:

The Company contemplated the potential events and/or changes in facts and circumstances that could have reasonably been expected to negatively affect the key assumptions impacting the analyses of these other intangible assets by reviewing certain pertinent statistics, including, but not limited to: (i) market and ship share movements, for which the Company increased from low-to-mid single digits, since the acquisition of the games business in late 2014; (ii) the Company’s games business, for which revenue was consistent at over $213 million in both 2016 and 2015; (iii) the Company’s installed base of gaming units was stable at approximately 13,300 machines in both 2016 and 2015; (iv) the Company’s games business unit sales and average selling prices increased by approximately 6% and 8%, respectively, in 2016 as compared to 2015, and decreased by approximately 2% and 4%, respectively, in 2015 as compared to 2014; and (v) Adjusted EBITDA and related margin decreased by approximately 6% and 3%, respectively, in 2016 as compared to 2015. Given these results, coupled with volatile macro- and micro-economic factors, such as global stock market movements and gaming industry consolidation and growth trends over the past couple years, the Company performed the asset recoverability test and confirmed that the sum of the undiscounted cash flows exceeded their respective carrying amounts for these other intangible assets in accordance with generally accepted accounting principles.

In reference to potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions supporting the cash flow projections, the Company determined that no impairment existed for its other intangible assets, given the aforementioned results.

Note 10. Goodwill and Other Intangible Assets, page 91

Staff Comment:

2.	Please revise future filings to disclose the weighted average useful life for each category of your other intangible assets.

Company Response:

The Company acknowledges the Staff’s comment and advises that, in future filings, it intends to disclose the weighted average useful life for each asset class of its other intangible assets.

Should you require additional information, further clarification or have any questions or comments regarding this response, please direct them to the undersigned.

Sincerely,

/s/ Randy L. Taylor

Randy L. Taylor

Executive Vice President and Chief Financial Officer

Everi Holdings Inc.

(702) 262-5015